UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

United Insurance Holdings Corp
(Name of Issuer)
Common Stock
(Title of Class of Securities)
910710 102
(CUSIP Number)
Gregory C. Branch, 360 Central Avenue, Suite 900 Saint Petersburg, FL 33701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2008
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 910710 102	United Insurance Holdings Corp

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory C. Branch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 1,740,085 (a)
BENEFICIALLY OWNED	8	SHARED VOTING POWER
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,740,085 (a)
PERSON WITH:	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,085 (a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.50% (b)
14		TYPE OF REPORTING PERSON IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(a)    Includes 118,588 shares held by Greg Branch Family LP and 250,928 shares held by O.C. Branch Trust. Also includes: (i) 164,494 shares of common stock issuable pursuant to warrants that are currently exercisable or that are exercisable within 60 days, (ii) 16,913 shares of common stock issuable pursuant to warrants that are currently exercisable or that are exercisable within 60 days and that are held by Greg Branch Family LP, and (iii) 35,787 shares of common stock issuable pursuant to warrants that are currently exercisable or that are exercisable within 60 days and that are held by O.C. Branch Trust. Mr. Branch disclaims beneficial ownership of the 118,588 shares held by Greg Branch Family LP and the 16,913 shares of common stock issuable pursuant to warrants held by Greg Branch Family LP except to the extent of his pecuniary interest therein.

(b)     Based on 10,548,932 common shares outstanding as reported by United Insurance Holdings Corp. f/k/a FMG Acquisition Corp. in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2008.

CUSIP No. 910710 102	United Insurance Holdings Corp

Item 1. Security and Issuer

        The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.0001 per share (the “Common Stock”) of United Insurance Holdings Corp. f/k/a FMG Acquisition Corp. (the “Issuer”). The Issuer’s principal executive offices are located at 360 Central Avenue, Suite 900, Saint Petersburg, Florida 33701.

Item 2. Identity and Background

(a)	The name of the person filing this statement: Gregory C. Branch (the “Reporting Person”).

(b)	The principal address of the Reporting Person is 360 Central Avenue, Suite 900, Saint Petersburg, Florida 33701.

(c)	The principal occupation of the Reporting Person is to serve as Chairman of the Issuer’s Board of Directors.

(d)	During the last five years, the Reporting Person, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding or a judicial administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

        The Reporting Person acquired the Issuer’s Common Stock reported on this Schedule 13D pursuant to the Amended and Restated Agreement and Plan of Merger, dated August 15, 2008, as amended on September 23, 2008, by and among the Issuer, United Insurance Holdings, LC and United Subsidiary Corp., (the “Merger Agreement”).

Item 4. Purpose of Transaction

        The Reporting Person acquired the beneficial ownership of the shares of Common Stock and Warrants reported on this Schedule 13D on the effective date of the Merger and will serve as Chairman of the Board of the Issuer.

        As of the date hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP No. 910710 102	United Insurance Holdings Corp

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate percentage of shares of the Issuer’s Common Stock reported owned by the Reporting Person under each subsection set forth below is based upon 10,548,932 shares of the Issuer’s Common Stock outstanding as of September 30, 2008, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2008.

(1)	Gregory C. Branch

        (a) sole power to vote or direct vote: 1,153,375 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 164,494 shares of the Issuer’s Common Stock)

        (b) shared power to vote or direct vote: 0 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 0 shares of the Issuer’s Common Stock)

        (c) sole power to dispose or direct the disposition: 1,153,375 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 164,494 shares of the Issuer’s Common Stock)

        (d) percentage owned: approximately 12.50%

(2)	Greg Branch Family LP

        (a) sole power to vote or direct vote: 118,588 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 16,913 shares of the Issuer’s Common Stock)

        (b) shared power to vote or direct vote: 0 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 0 shares of the Issuer’s Common Stock)

        (c) sole power to dispose or direct the disposition: 118,588 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 16,913 shares of the Issuer’s Common Stock)

        (d) percentage owned: approximately 1.29%

(3)	O.C. Branch Trust

        (a) sole power to vote or direct vote: 250,928 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 35,787 shares of the Issuer’s Common Stock)

        (b) shared power to vote or direct vote: 0 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 0 shares of the Issuer’s Common Stock)

        (c) sole power to dispose or direct the disposition: 250,928 shares of the Issuer’s Common Stock (includes currently exercisable warrants to purchase 35,787 shares of the Issuer’s Common Stock)

        (d) percentage owned: approximately 2.71%

(b)	See response to Item 5a.

(c)	Except as disclosed in Item 6.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock held by the Reporting Person.

CUSIP No. 910710 102	United Insurance Holdings Corp

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

        The Reporting Person acquired the Issuer’s Common Stock reported on this schedule pursuant to the Merger Agreement, which was filed as an appendix to the Company’s Registration Statement on Form S-4 (No. 333-150327), effective September 4, 2008, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

        Same as Item 6.

CUSIP No. 910710 102	United Insurance Holdings Corp

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2008

/S/ CAROLYN T. LONG
CAROLYN T. LONG, ESQUIRE
ATTORNEY-IN-FACT FOR GREGORY W. BRANCH